EXHIBIT 99.1

For Further Information Contact:

Erik Danielsen

Nymox Pharmaceutical Corporation 1-800-93NYMOX

www.nymox.com

For Immediate Release:

Nymox Announces $9 Million Registered Direct Offering

HASBROUCK HEIGHTS, NJ (August 12, 2020) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) today announced it has entered into definitive agreements with institutional and accredited investors for the purchase and sale of shares of its common stock at a purchase price of $2.50 per share in a registered direct offering for gross proceeds of approximately $9 million before deducting placement agent fees and expenses. The closing of the offering is expected to occur on or about August 14, 2020, subject to the satisfaction of customary closing conditions.

Nymox intends to use the proceeds for general corporate purposes, including working capital.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-237564) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that Nymox has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about Nymox and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nymox Pharmaceutical Corporation

Nymox Pharmaceutical Corporation specializes in the research and development of therapeutics and diagnostics, with a particular emphasis on products targeted for the unmet needs of the rapidly aging male population in developed economies. The Company’s lead drug candidate for benign prostatic hyperplasia (BPH) Fexapotide Triflutate (FT) has completed Phase 3 development in more than 70 clinical centers in the United States, involving more than 1700 patients during the entire clinical development program. Currently, the Company will soon be filing for approval in major economies around the world, including the United States and Europe.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements relating to the closing of the offering and use of proceeds from the offering. These forward-looking statements are based on management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward looking statements. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2019, and its Quarterly Reports.